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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

This report on Form 6-K contains a press release dated 24 July, 2002 announcing Sonera will announce its interim report on July 25, 2002, at 10.00 a.m. Finnish time, and before that Sonera will not comment any information published at the Telefónica Móviles's interim report concerning Sonera.

SONERA CORPORATION	STOCK EXCHANGE RELEASE 1(2) July 24, 2002 AT 9.00 pm

Telefónica Móviles has published its interim report for April—June and information on German Group 3G (Sonera 42.8%) earlier than intended. Sonera will announce its interim report on July 25, 2002, at 10.00 a.m. Finnish time. Before that Sonera will not comment any related questions.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President,
Corporate Communications & IR

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2002	SONERA CORPORATION

	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR

	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SIGNATURES